UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 6)

RES-CARE, INC.

(Name of Subject Company)

ONEX RESCARE ACQUISITION, LLC

(Name of Filing Persons - (Offeror))

ONEX PARTNERS III LP

(Name of Filing Persons - (Offeror))

The persons listed on Schedule I hereto

(Name of Filing Persons - (Other Persons))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

760943100

(CUSIP Number of Class of Securities)

Joel I. Greenberg, Esq.

Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
(212) 836-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$340,732,402	$24,294.22

*                                         Estimated for purposes of calculating the filing fee only.  Calculated by multiplying (i) 25,715,653, which is the difference between 29,415,653, the number of shares of common stock, no par value (“Shares”), of Res-Care, Inc. (the “Company”) outstanding as of September 30, 2010, and 3,700,000, which is the number of Shares beneficially owned by Onex Corporation and its affiliates by (ii) $13.25, which is the per Share tender offer price.  The number of outstanding Shares was obtained by the Company.

**                                  The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by .0000713.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$24,294.22	Form or Registration No.:	Schedule TO-T

Filing Party:	Onex Rescare Acquisition, LLC	Date Filed:	October 7, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☒           going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Schedule I

Onex Partners LP

Onex American Holdings II LLC

Onex US Principals LP

Rescare Executive Investco LLC

Onex Partners III GP LP
Onex Corporation

Onex American Holdings GP LLC

Onex Partners GP LP

Onex Partners GP Inc.

This Amendment No. 6 (this “Amendment No. 6”) to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 7, 2010, as amended by Amendment No. 1 thereto filed on October 13, 2010, by Amendment No. 2 thereto filed on October 25, 2010, by Amendment No. 3 thereto filed on November 2, 2010, by Amendment No. 4 thereto filed on November 8, 2010 and by Amendment No. 5 thereto filed on November 12, 2010 (as amended, the “Schedule TO”) by Onex Rescare Acquisition, LLC, a Delaware limited liability company (the “Purchaser”), is filed by Purchaser and Onex Partners III LP and amends the Schedule TO relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, no par value (the “Shares”) of Res-Care, Inc., a Kentucky corporation (the “Company”), other than Shares owned by the Purchaser and its affiliates, at a purchase price of $13.25 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 25, 2010 (the “Offer to Purchase”) (which as amended or supplemented from time to time, together constitute the “Offer”).

As permitted by General Instruction F to Schedule TO, the information set forth by this Amendment No. 6, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO.  You should read this Amendment No. 6 to Schedule TO together with the Schedule TO.

Item 1.       Summary Term Sheet.

(1)                                 The information incorporated by reference into Item 1 of the Schedule TO is amended by adding the following thereto:

The Offer expired at 5:00 P.M., New York City time, on November 15, 2010, and was not further extended.  Based on information provided by the Depositary, a total of 20,678,039 Shares, representing approximately 81.6% of the Shares not owned by the Purchaser Group and the Rollover Shareholders, were validly tendered and not withdrawn in the Offer, together with an additional 548,707 Shares tendered by guaranteed delivery.  All Shares that were validly tendered and not withdrawn have been accepted for payment.  Onex does not intend to offer a subsequent offering period in connection with the Offer. As a result of the successful completion of the Offer, the Purchaser Group holds an 85.3% interest in the Company, on an as-converted basis (excluding Shares tendered via guaranteed delivery).

As contemplated by the terms of the Share Exchange Agreement, Purchaser and Target will, subject to the satisfaction of certain conditions, cause the Share Exchange to occur as promptly as reasonably practicable hereafter in which all remaining shareholders other than the Purchaser Group and the Rollover Shareholders would receive the same price per share as was paid in the Offer, without interest and less any applicable withholding of taxes.  The Share Exchange will be completed following approval thereof at a meeting of Target’s shareholders to be held as soon as practicable after the date hereof.  As a result of the purchase of shares in the Offer, the Purchaser Group has sufficient voting power to approve the Share Exchange at such meeting without regard to the vote of any other Target shareholder.

The full text of the press release announcing the completion of the Offer is attached as Exhibit (a)(5)(iv) hereto and is incorporated herein by reference.

Item 4.       Terms of the Transaction.

(1)                                 The information incorporated by reference into Item 4 of the Schedule TO is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 4 of the Schedule TO.

Item 8.       Interest in the Securities of the Subject Company.

(1)                                 The information incorporated by reference into Item 8 of the Schedule TO is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 8 of the Schedule TO.

Item 11.     Additional Information.

(1)                                 The information incorporated by reference into Item 11 of the Schedule TO is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 11 of the Schedule TO.

Item 12.     Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(iv)                                                Text of Press Release issued by Onex Corporation on November 16, 2010 announcing the completion of the Offer.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 16, 2010

ONEX RESCARE ACQUISITION, LLC

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Director

ONEX PARTNERS III LP

By:	ONEX PARTNERS III GP LP, its General Partner

By:	ONEX PARTNERS MANAGER LP, its Agent

By:	ONEX PARTNERS MANAGER GP ULC.,
its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Managing Director

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Vice President

ONEX PARTNERS III GP LP

By:	ONEX PARTNERS GP INC., its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: President

ONEX PARTNERS GP INC.

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: President

ONEX PARTNERS LP

By:	ONEX PARTNERS GP LP, its General Partner,

By:	ONEX PARTNERS MANAGER LP, its Agent

By:	ONEX PARTNERS MANAGER GP ULC.,
its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Managing Director

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Vice President

ONEX PARTNERS GP LP

By:	ONEX PARTNERS GP INC., its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: President

ONEX US PRINCIPALS LP

By:	ONEX AMERICAN HOLDINGS GP LLC,
its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Director

ONEX AMERICAN HOLDINGS GP LLC

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Director

RESCARE EXECUTIVE INVESTCO LLC

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Director

By:	/s/ Donald F. West
Name: Donald F. West
Title: Director

ONEX AMERICAN HOLDINGS II LLC

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Director

By:	/s/ Donald F. West
Name: Donald F. West
Title: Director

ONEX CORPORATION

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 7, 2010.*
(a)(1)(ii)	Amended and Restated Offer to Purchase, dated October 25, 2010.*
(a)(1)(iii)	Letter of Transmittal, dated October 7, 2010.*
(a)(1)(iv)	Notice of Guaranteed Delivery.*
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)(A)	Corrected Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Text of Press Release issued by the Purchaser on September 7, 2010 (incorporated by reference to the pre-commencement Schedule TO-C filed on September 8, 2010).*
(a)(5)(i)	Complaint filed in Jefferson Circuit Court of the Commonwealth of Kentucky, captioned Margolis v. Gronefeld, et al., case No. 10CI06597.*
(a)(5)(ii)	Text of Press Release issued by Onex Corporation on October 7, 2010 announcing the commencement of the Offer.*
(a)(5)(iii)	Text of Press Release issued by Onex Corporation on November 5, 2010 announcing the extension of the Offer.*
(a)(5)(iv)	Text of Press Release issued by Onex Corporation on November 16, 2010 announcing the completion of the Offer.
(b)	None.
(d)(1)

Agreement and Plan of Share Exchange, dated as of September 6, 2010, between Purchaser and the Company (incorporated by reference to Exhibit 2.01 to the Form SC 13D/A filed by Onex Corporation on September 8, 2010).*

(d)(2)

Voting Agreement, dated as of September 6, 2010, by and between certain of the Company’s shareholders and the Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on September 10, 2010).*

(d)(3)	Guarantee of Onex Partners III LP dated as of September 6, 2010 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on September 10, 2010).*
(d)(4)

Form of Commitment Letter made by certain Company management shareholders in favor of Onex Partners III LP (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on September 10, 2010).*

(f)	Subtitle 13 of the Kentucky Business Corporation Act (included as Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*
(g)	None.
(h)	None.

*              Previously filed.